Exhibit 2

Stock Block Trading Agreement

(English Translation, for reference only)

This Stock Block Trading Agreement (this “Agreement”) is entered into by and between the following parties on August 25, 2022 (Date of signing of this Agreement) in Beijing, the People’s Republic of China:

Seller: COSMIC SOAR LIMITED

Purchaser: Chaorong Xie

Trading Background:

The Seller holds the stocks of Scienjoy Holding Corporation（思享无限控股有限公司）publicly offered and traded on the NASDAQ Stock Exchange of the United States (NASDAQ: SJ), and intends to sell its 450,000 stocks of SJ unrestricted Outstanding stocks held by it in a block Trading (the “Target Stocks”) to the Purchaser.

In accordance with relevant laws and regulations, two parties have made agreements with respect to sale of such SJ stocks through block trading, as follows:

Article 1 Basic information of bulk Tradings

1.1 After consultation between the two parties, the number of stocks traded in the block Trading as specified in this Agreement shall be 450,000 stocks, at US$3.51 per share, with a total price of US$1,579,500 (the strike price of the stock is the closing market price on the Date of signing of this Agreement) was traded on August 26, 2022 (“Trading Date”).

1.2 Trading method: The seller shall transfer the Target Stocks to the Purchaser through block trading on the Trading Date as specified in this agreement; and the Purchaser shall purchase the Target Stocks transferred by the Seller through block trading and pay the price to the Seller according to this Agreement.

1.3 Trading process: The seller shall transfer the Target Stocks to The Purchaser through block trading on the Trading Date as specified in this Agreement, and the Purchaser shall purchase the Target Stocks transferred by The seller through block trading and pay the price to The seller according to this Agreement shall be deemed to have fulfilled the trading obligations of the two parties. On the day of the trading Date, the Seller shall transfer the amount of Target Stocks agreed upon by both parties to the Purchaser’s securities account. The Purchaser shall make the corresponding payment to the Seller within 6 months of receipt of the Securities.

1.4 After the signing of this Agreement and before the Trading Date, both parties have the right to unilaterally terminate this Agreement. The terminating Party shall deliver the notice of termination to the other Party at least 2 Business Days before the Trading Date, otherwise such termination shall be null and void. The notice of termination shall be in writing (including but not limited to e-mail, mobile phone sms, WeChat, fax, etc.), and the mail server, mobile phone, fax machine, etc. of the other party shall be deemed to be served.

Article 2 Representations and Warranties

2.1 Both parties has all of its rights, authorities and necessary capacities to execute and perform this Agreement, and the representatives of the parties who signed the Agreement shall be authorized to sign this Agreement through all necessary procedures.

2.2 The documents, materials, etc. submitted by both parties are true, legal, accurate and valid.

2.3 Both parties undertake that their trading practices comply with all relevant securities laws and regulations and necessary in the United States Requirements of the program.

2.4 This Agreement has been duly signed by the Purchaser and is legal and valid, and the Seller has the right to claim rights against the Purchaser in accordance with the provisions of this Agreement.

Article 3 Rights and Obligations

3.1 The Seller shall transfer the Target Stocks to the Purchaser’s account in a timely manner in accordance with this Agreement.

3.2 The Purchaser shall pay the purchase price in a timely manner in accordance with this Agreement.

Article 4 Notices

All notices that one party needs to give to the other party in accordance with this Agreement, as well as the exchange of documents between the two parties and the notices and requirements related to this Agreement, etc., may be transmitted by letter, fax, telegram, e-mail, mobile phone short message, etc.

Article 5 Confidentiality

Both parties to the Agreement undertake to keep confidential the documents and materials (including trade secrets, company plans, operational activities, financial information, technical information, business information and other trade secrets) that belong to other parties and are not available from public channels that are learned in the course of discussing, signing and executing this Agreement. Without the consent of the original party providing the information and documents, other parties shall not disclose all or part of the trade secret to any third party. However, except as otherwise provided by laws and regulations or otherwise agreed by both parties.

Article 6 Liability of Breaching

If any party violates this Agreement and causes losses to the non-compliant party, it shall be liable for the breach, and the breaching party shall have the right to notify the breaching party in writing to amend or remedy it within a specified period of time, and at the same time have the right to demand that the breaching party compensate for the losses caused to the breaching party due to its breach.

Article 7 Applicable Law and Dispute Resolution

The conclusion, interpretation and performance of this Agreement shall be in accordance with the laws and regulations of the People’s Republic of China; If a dispute arises due to the performance of this Agreement, it shall be resolved by the two parties to this Agreement through friendly consultation, and if the negotiation fails or is unwilling to negotiate, either party may submit the dispute to the Beijing Arbitration Commission for arbitration and resolution.

Article 8 Effectiveness and Miscellaneous

8.1 This Agreement shall enter into force on the date of signature or seal of both parties.

8.2 If this Agreement is inconsistent with the Agreement or articles of association signed by the two parties in the previous period, the provisions of this Agreement shall prevail within the scope of both parties to this Agreement.

8.3 If any term or provision of this Agreement is found to be invalid by law or cannot be enforced due to external reasons, both parties shall cooperate and make corresponding amendments or adaptations to realize the original intention of the terms or agreements.

8.4 Matters not mentioned herein may be supplemented by the Parties through consultation. The supplementary agreement shall constitute a part of this Agreement. In case of any discrepancy between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

8.5 The signing of this Agreement supersedes any oral agreement, agreement or undertaking made by the parties in respect of the matters covered by this Agreement before signing.

8.6 This Agreement is made in two original copies, and each party holds one copy, and each copy has the same legal effect.

(No Text, Signature Page)

Seller: Cosmic Soar Limited

By:	/s/ Sheng Hou

Purchaser: Chaorong Xie

By:	/s/ Chaorong Xie

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